GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
850 WINTER STREET
WALTHAM, MASSACHUSETTS 02451
March 10, 2010
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Mail Stop 4561

Attention:	Katherine Wray Mark P. Shuman Barbara C. Jacobs

Re:	Synchronoss Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-164619
Dear Attorney Wray:
Synchronoss Technologies, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter one courtesy copy of Amendment No. 1 and exhibits thereto, marked as applicable to show changes to the Registration Statement and exhibits filed on February 1, 2010.
On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated February 26, 2010 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 26, 2010 letter in italicized print, and the Company’s responses are provided below each comment.
Response to the Staff’s Comment
COMMENT 1:
1.	We note that Synchronoss has an amended confidential treatment request submitted October 2, 2009 that is pending. Please be advised that all comments relating to this request will need to be resolved prior to the requested effective date of the registration statement. Comments on the amended confidential treatment request are provided under separate cover.

Synchronoss Technologies, Inc.
March 10, 2010

RESPONSE TO COMMENT 1:
     Noted. The Company has provided an amended confidential treatment request responding to such comments under separate cover.
COMMENT 2:
2.	Footnote 2 to the fee table states that the number of share of common stock being registered by the selling shareholders is undetermined. Offering by selling stockholders are not considered delayed offerings under Securities Act Rule 415(a)(1)(x) and thus resale offerings are not permitted to be made on an unallocated basis, except pursuant to rules applicable to well-known seasoned issuers. See General Instruction II.D of Form S-3 and footnote 525 to Securities Offering Reform Release No. 33-8591. Accordingly, please revise the fee table to allocate separately the aggregate number of shares being registered for resale, and the offering price and fee payable with respect to the resale offering; or advise why you believe you are not required to do so.
RESPONSE TO COMMENT 2:
     In response to the Staff’s comment, the Company has revised the fee table to allocate separately the aggregate number of shares being registered for resale and the offering price and fee payable with respect to the resale offering.
COMMENT 3:
3.	It appears that you are relying on Securities Act Rule 430B to omit from your filing certain information, including the identity of the selling security holders and the number of shares to be registered on behalf of each of them. However, you have omitted more information than permitted by Rule 430B. In this regard, please disclose here and elsewhere in the filing as appropriate the aggregate number of shares of common stock being registered for possible resale by the selling security holders, and identify the initial transaction(s) in which the shares were sold. See Instruction II.G. to Form S-3 and Rule 430B(b). We note your disclosure on page 26 stating that the shares of common stock that may be offered by the selling stockholders were issued and outstanding prior to the filing of the initial registration statement.
RESPONSE TO COMMENT 3:
     In response to the Staff’s comment, the Company has revised the Registration Statement to disclose as appropriate the aggregate number of shares of common stock being registered for possible resale by the selling security holders and to generally identify the initial transactions in which the shares were sold.
COMMENT 4:
4.	The second footnote to the exhibit index indicates that the form of indenture for the debt securities being registered will be filed as an exhibit, if necessary, subsequent to the

Synchronoss Technologies, Inc.
March 10, 2010

effectiveness of the registration statement by an amendment or a Form 8-K incorporated by reference into the registration statement. Please be advised that the form of indenture will need to be filed with a pre-effective amendment to your registration statement, and we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on this exhibit. See question 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.
RESPONSE TO COMMENT 4:
     In response to the Staff’s comment, the forms of indenture for the debt securities being registered have been included as Exhibits 4.3 and 4.6 to the Registration Statement.
COMMENT 5:
5.	You indicate on page 24 of the prospectus that the indentures for the debt securities being registered will likely be governed by New York law. However, the legal opinion is limited to the Delaware General Corporation Law and the laws of the Commonwealth of Massachusetts. For debt securities being registered, counsel must opine on the laws of the state governing the indentures. Accordingly, in connection with filing the form of indenture as an exhibit to your registration statement, please have counsel revise its opinion as necessary to ensure that its opinion as to whether the debt securities will constitute binding obligations of the company is given under the state law governing the indenture. See Item 601(b)(5)(i) of Regulation S-K.
RESPONSE TO COMMENT 5:
     In response to the Staff’s comment, we have revised our opinion as necessary to ensure that the opinion therein as to whether the debt securities will constitute binding obligations of the Company is given under the laws of the State of New York.
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Synchronoss Technologies, Inc.
March 10, 2010

     Please contact the undersigned at telephone number (781) 795-3555 or by facsimile at (781) 622-1622 if you have any questions with respect to this application. Please acknowledge receipt of this letter by file stamping the enclosed copy and returning it to us in the enclosed self-addressed envelope.
Very truly yours,
/s/ Marc F. Dupré, Esq.
Marc F. Dupré, Esq.
Enclosures

cc:	Stephen J. Waldis, Synchronoss Technologies, Inc. Lawrence R. Irving, Synchronoss Technologies, Inc. Ronald Prague, Esq., Synchronoss Technologies, Inc. Jeff Engerman, Esq., Gunderson Dettmer, LLP